Citigroup Center

153 East 53rd Street

New York, New York 10022-4611

To Call Writer Directly: 212 446-4734 dmccusker@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900 Dir. Fax: 212 446-6460

November 30, 2005

VIA EDGAR AND FACSIMILE

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazy Days’ R.V. Center, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 File No. 333-118185

Dear Mr. Choi:

On behalf of Lazy Days’ R.V. Center, Inc., a Florida corporation (the “Company” or “registrant”), I am writing to you in response to your letter to Charles Thibault dated October 25, 2005. In response to your letter the Company has summarized its position, including supporting references, to comments and questions from the staff of the Commission (the “Staff”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q dated June 30, 2005 (collectively, the “filings”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

Staff’s Comment:

1.	As requested in our letter dated September 26, 2005, please provide, in writing, a statement acknowledging that:

•	You are responsible for the adequacy and accuracy of the disclosure in the filing;

KIRKLAND & ELLIS LLP

November 30, 2005

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	You may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Response:

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Financial Statements page 27 General

Staff’s Comment:

2.	We note your response to comment 1 in our letter dated September 26, 2005. Given that the form of ownership is within the control of your parent and given the change in control, we reissue our prior comment. Please revise your presentation of financial position, results of operations, cash flows and changes in stockholder’s equity to clearly present the audited financial statements of the predecessor and successor. Please also revise you financial statements presented in Form 10-Q for the quarter ended June 30, 2005 as applicable. In addition, please revise the note to your financial statements and other items in the filings, as appropriate.

Response:

Per your request, the Company has included in Exhibit I, predecessor and successor 2004 unaudited condensed statements of operations and cash flows for the periods January 1 to May 14, 2004 (“predecessor period”) and May 15 to December 31, 2004 (“successor period”).

KIRKLAND & ELLIS LLP

November 30, 2005

Upon further review and after further discussion with members of the Staff, the Company believes presenting full year 2004 results of operations and cash flows of the registrant is more meaningful to the principal users of the financial statements, namely the registrant’s note holders, as opposed to presenting 2004 predecessor and successor period financial statements for the period before and after the acquisition date of May 14, 2004. This conclusion is based on three principal reasons: First, the 2004 financial statements are presented consistently with the full fiscal year 2003 and 2002 comparable financial statements. Second, the seasonality of the Company’s business diminishes the usefulness of the 2004 predecessor and successor period statements of operations and cash flows. Finally, the substantial external and internal costs required to present separate audited predecessor and successor period financial statements would, in our opinion, greatly outweigh any meaningful benefit to the primary users of the Company’s financial statements.

To support this position, the Company has provided, as noted previously in its, together with its auditors, conversations with the Staff, the unaudited condensed statements of operations and cash flows for the 2004 predecessor and successor periods in Exhibit I. As the Staff considers this response, the Company notes that there are approximately 37% of the calendar days of the year falling into the predecessor period versus 63% for the successor period.

The Company’s business has historically been seasonal, with the months of January, February and March traditionally being the largest revenue months of the year. For the 2004 predecessor period, revenues totaled $354,593,386, which represents 44% of total 2004 revenues, as compared to $445,116,322 for the successor period. The corresponding gross profit for the predecessor period of $55,010,342 represents 47% of total 2004 gross profit, as compared to $61,284,442 for the successor period. Had the Company’s revenues, and corresponding gross profit, not occurred seasonally, but rather occurred ratably throughout the 2004 year based on calendar days, or 37% of the annual total, gross profit would have approximated $43 million for the predecessor period. This is a difference of approximately $12 million for the predecessor period. Furthermore, operating income for the predecessor period was $22,982,681 or 88.7% of total 2004 operating income (76.6% of total 2004 operating income excluding the $4,089,063 of non-cash purchase accounting adjustments explained below). These seasonal operating results of the predecessor period are consistent with those of prior years where, for example, revenues, gross profit and operating income for the first six months of 2003 represented 55.9%, 57.1% and 68.5% of the respective annual amounts for 2003.

From a cash flow standpoint, net cash provided by (used in) operating activities totaled $28,943,512 and ($26,135,088) for the 2004 predecessor and successor periods, respectively.

KIRKLAND & ELLIS LLP

November 30, 2005

However, excluding the effects on operating cash flows resulting from lower net income (totaling approximately $20 million) and the related changes in income taxes (totaling approximately $21 million), the seasonality of the Company’s business cycle creates significant changes in the level of working capital (inventories, accounts payable and other accrued expenses) necessary to support its operating activities. For example, given the seasonality of the Company’s business, one would expect an increase in inventories and accounts payable at December 31 due to increased purchasing levels in anticipation of the strong first quarter sales volume.

Based on the foregoing, the Company believes presenting 2004 predecessor and successor operating results and cash flows only accentuates the seasonality of the Company’s business cycle rather than reflecting any significant impact of non-cash purchase accounting adjustments. The Company also believes that breaking out the 2004 predecessor and successor period operating results and cash flows is not meaningful to the primary users of the Company’s financial statements given that they are not presented with comparable previous periods in 2003 and 2002. To compare such predecessor and successor period results to 2003 and 2002 annual results, the users of the financial statements would be required to combine the amounts from predecessor and successor periods to ascertain and evaluate changes in the Company’s operating results and cash flows.

Furthermore, as noted in the Company’s initial response to the Staff’s letter dated September 26, 2005, the only significant impact the acquisition had on the 2004 operating results of the registrant was the increased non-cash expenses related to the push down of the parent’s purchase accounting adjustments, namely amortization of intangible assets and depreciation of the step up in basis of property and improvements, net of the related deferred tax effects. Identifiable intangible assets recorded as part of the acquisition totaled $85,300,000 and the step up in basis of property and improvements totaled $10,450,000. The amortization of the identifiable intangible assets, namely manufacturer relationships, non-compete agreement and customer database, all as described in Note 7, totaled $3,792,188 in 2004. This expense related entirely to the 2004 successor period. The Company proposes, in response to the Staff’s comment, that it modify prospectively the disclosures in Note 7 to explicitly state the period in which this expense was recorded. In addition, the additional 2004 depreciation expense resulting from the step up in basis of property and improvements, which totaled $296,875, would be explicitly set forth prospectively in Note 6 as depreciation expense related entirely to the successor period.

Thus, the Company believes that the presentation of full year statements of income and cash flows for the registrant for the year ended December 31, 2004 represents the most meaningful comparative presentation to the corresponding 2003 and 2002 fiscal years. The non-cash

KIRKLAND & ELLIS LLP

November 30, 2005

amortization and depreciation expense related to the push down of purchase accounting adjustments from the parent to the registrant, namely amortization of identifiable intangible assets and the incremental depreciation related to the step up in basis of property and improvements, as noted above, would be more explicitly disclosed in the notes to the financial statements.

Finally, the Company also believes that the substantial external and internal costs required to present the separate audited predecessor and successor financial statements of the registrant for 2004 would greatly outweigh any meaningful benefit to be derived by the registrant’s note holders, the primary users of the registrant’s financial statements. The primary operating measures to the Company’s note holders are cash flows, EBITDA and fixed charge coverage ratios, none of which are impacted by the 2004 non-cash depreciation and amortization charges resulting from the push down of our parent’s purchase accounting adjustments.

Notes to Financial Statements, page 35

Note 3 – Restructuring, page 39

Staff’s Comment:

3.	We note your response to comment 3 in our letter dated September 26, 2005. It does not appear that securities issued or issuable by your parent or securities that are convertible into your parent’s common stock should be included in you calculations of weighted-average shares outstanding used to compute primary and/or fully diluted earnings per share. Please refer to paragraphs 62 and 63 of FAS 128. Please revise your earnings per share computations and disclosure accordingly.

After further discussions, and with the Staff’s concurrence, the Company intends to omit all earnings per share computations and disclosures from all prior and future filings on the basis that they are not required for debt only issuers.

4.	We note your response to comment 4 and Exhibit II provided in your response to comment 2 in our letter dated September 26, 2005. Please tell us why the restructuring resulted in adjustments to your retained earnings and paid-in-capital from warrants and the basis in GAAP for these adjustments. In doing so, please tell us:

KIRKLAND & ELLIS LLP

November 30, 2005

•	How you derived the total net accumulated deficit of $9,212,,941 at December 31, 2001 referred to in your response given that your statements of changes in stockholder’s equity (deficiency) reflects retained earnings of $851,387 at January 1, 2002;
•	Why the total net accumulated deficit at December 31, 2001 and the 2002 preferred stock dividend prior to the restructuring were considered an effective distribution to your parent; and
•	How you had classified the paid-in-capital from warrants in your balance sheet prior to their cancellation.

The Company proposes that its initial response to the Staff’s comment in its letter dated September 26, 2005 in reference to the total accumulated deficit at December 31, 2001 as disclosed in Note 3 be amended to agree to retained earnings of $851,387 at January 1, 2002. The registrant’s retained earnings, which includes accrued preferred stock dividends, were assumed by the Company’s parent, LD Holdings, Inc. (“LD Holdings”), in this restructuring. They were considered an effective distribution to LD Holdings. In addition, the Company will reclassify the paid-in-capital from warrants of $9,673,650 at January 1, 2002 to stockholder’s equity as the Company, after further review, has concluded that such amounts should not have been recorded as a long-term liability prior to the restructuring. See Exhibit II for revised Lazy Days’ R.V. Center, Inc. and LD Holdings condensed balance sheets as of the restructuring date.

Staff’s Comment 4. (Cont’d):

In addition, please provide a reconciliation of the adjustments reflected in Exhibit II to the adjustments to paid-in-capital of $15,096,365 and retained earnings of ($2,100,964) in the corporate restructuring line item in your statements of changes in stockholder’s equity (deficiency) and to the amount of the recorded effect of the restructuring disclosed in the last paragraph of Note 3 on page 39.

In response to the Staff’s comment, Note 3 will be amended to disclose the effect of the restructuring amounting to $3,356,750 versus $13,024,630 as originally reported. In addition, the statement of changes in stockholder’s equity (deficiency) will be amended to account for the corporate restructuring as an adjustment to common stock of ($17,274), paid-in capital of $6,859,869 and retained earnings of ($3,485,845) as previously noted. The paid-in capital balance at January 1, 2002 was adjusted to include the warrants with an ascribed value of $9,673,650 which was previously recorded as a long-term liability. Finally, the Company notes

KIRKLAND & ELLIS LLP

November 30, 2005

that common stock is $1 and retained earnings are zero as of the date of the restructuring. See Exhibit III for a detail of the Company’s statement in changes in stockholder’s equity (deficiency) as revised in response to the Staff’s comment.

Staff’s Comment 4. (Cont’d):

Further, it appears that you incurred a loss in connection with the exchange and restructuring of your debt and preferred stock obligations representing the amount of the unamortized discounts on the subordinated debt. Please tell us your basis in GAAP for not recognizing the extinguishment loss given the guidance in APB 26 and EITF 96-19 and given the fact that the parent’s Class A preferred stock reflected in your financial statements has a different basis than the subordinated notes extinguished in the exchange.

Response:

As part of the overall restructuring transaction, the then senior subordinated debt holders exchanged their Lazy Days’ R.V. Center, Inc. senior subordinated notes (“sub notes”) with a carrying value of $62,449,513, and warrants with an ascribed value of $9,673,650, for LD Holdings Class A preferred stock (“preferred stock”) with a liquidation value of $68,647,192. The Company reiterates its belief that no gain or loss should be recorded as a result of this restructuring.

However, in making this assessment, the Company must consider the overall carrying amount of the extinguished debt as outlined in APB 26, which would include the value of the senior subordinated notes, the unamortized discounts as well as the associated warrants. At the date of restructuring, August 6, 2002, the unamortized discount on the sub notes totaled $6,197,679. Given that the warrants were canceled as part of this transaction, the Company has concluded that the extinguishment would actually result in a gain of approximately $3,475,971 (carrying value of canceled warrants of $9,673,650 less unamortized discount of sub notes extinguished of $6,197,679). However, as noted previously, the Company concluded that the appropriate treatment was to not record any gain associated with this transaction.

Staff’s Comment 4. (Cont’d):

Finally, it appears that charges to paid-in-capital related to preferred stock dividends and differences between the fair value of ESOP shares committed to be released and the cost of the ESOP shares should be charged to paid-in-capital to the

KIRKLAND & ELLIS LLP

November 30, 2005

extent such charges do not result in a paid-in-capital deficit. Otherwise, such excess charges should be recorded to retained earnings (deficit). Please revise your financial statements accordingly. Please refer to SAD Topic 3 :C and EITF Topic D-98.

The Company agrees with the Staff’s recommendation. In response to the Staff’s comment, appropriate changes will be made in the amended statements of changes in stockholder’s equity (deficiency). See Exhibit III for the Company’s proposed amendment.

* * *

The Company hopes that the foregoing has been responsive to the Staff’s comments. The Company appreciates that the Staff has been patient and helpful in developing its response in order to prepare this response to the questions and comments raised in your letter and discussed in our subsequent conversations. It looks forward to resolving any open issues that may remain in a timely and expeditious manner.

The Company would be happy to discuss the foregoing responses with you at your convenience. Please do not hesitate to contact me to arrange a telephone conference. Otherwise, the Company looks forward to your written response.

If you have any questions related to this letter, please contact me at (212) 446-4734.

Sincerely,

/s/ David D. McCusker

David D. McCusker

cc:	Charles L. Thibault Joshua N. Korff, Esq.

DDM

Attachments (3)

EXHIBIT I

LAZY DAYS’ R.V. CENTER, INC., a wholly owned

subsidiary of LD Holdings, Inc.

2004 Predecessor and Successor Condensed Statements of Operations (Unaudited)

	Predecessor	Successor	Total
Revenues	$354,593,386	$445,116,322	$799,709,708
Cost of revenues	299,583,044	383,831,880	683,414,924

Gross profit	55,010,342	61,284,442	116,294,784
Selling, general and administrative expenses	32,027,661	58,352,678	90,380,339

Operating income	22,982,681	2,931,764	25,914,445
Interest expense	1,622,571	13,108,731	14,731,302

Income (loss) before income taxes	21,360,110	(10,176,967)	11,183,143
Income tax expense (benefit)	7,221,632	(3,867,200)	3,354,432

Net income (loss)	$14,138,478	$(6,309,767)	$7,828,711

EXHIBIT I - Continued

LAZY DAYS’ R.V. CENTER, INC., a wholly owned

subsidiary of LD Holdings, Inc.

2004 Predecessor and Successor Condensed Statements of Cash Flows (Unaudited)

	Predecessor	Successor	Total
Cash flows from operating activities
Net income (loss)	$14,138,478	$(6,309,767)	$7,828,711
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation of property and equipment	796,597	1,602,293	2,398,890
Depreciation of rental vehicle inventory	—	2,158,294	2,158,294
Amortization of intangible assets	—	3,792,188	3,792,188
Amortization and write-off of loan and other costs	3,121,872	524,929	3,646,801
Tax benefit of ESOP	1,696,400	—	1,696,400
Other	1,436,031	(906,201)	529,830
Change in assets and liabilities
Inventories	808,687	(13,987,416)	(13,178,729)
Refundable income taxes	1,368,945	(7,503,869)	(6,134,924)
Accounts payable, accrued interest, other accrued expenses and customer deposits	(4,140,810)	9,452,772	5,311,962
Income taxes payable	5,255,741	(6,888,298)	(1,632,557)
Deferred compensation	(1,603,514)	(2,019,415)	(3,622,929)
Other operating assets and liabilities	6,065,085	(6,050,598)	14,487

Net cash from (used in) operating activities	28,943,512	(26,135,088)	2,808,424

Cash flows from investing activities	(112,050,050)	4,391,612	(107,658,438)

Cash flows from financing activities	80,094,140	21,283,519	101,377,659

Net change in cash	(3,012,398)	(459,957)	(3,472,355)

Cash at beginning of period	8,575,911	5,563,513	8,575,911

Cash at end of period	$5,563,513	$5,103,556	$5,103,556

EXHIBIT II

LAZY DAYS’ R.V. CENTER, INC., a wholly owned

subsidiary of LD Holdings, Inc.

Condensed Balance Sheet (Unaudited)

As of August 6, 2002 (date of merger)

	Pre merger	Merger Transaction		Post merger	Push Down	Final
Current Assets	$89,995,536	$—		$89,995,536	$—	$89,995,536

Property, Plant and Equipment, net	23,891,152	—		23,891,152	—	23,891,152

Other Assets	3,485,313	—		3,485,313	—	3,485,313

Total Assets	$117,372,001	$—		$117,372,001	$—	$117,372,001

Current Liabilities	$63,587,887	$—		$63,587,887	$—	$63,587,887

Debt-
Senior Debt	87,608,673	—		87,608,673	—	87,608,673
Senior Subordinated Debt	68,647,192	(68,647,192	)(1)	—	—	—
Original Issue Discount	(1,050,801)	1,050,801	(1)	—	—	—
Discounts on Senior Subordinated Debt	(5,146,878)	5,146,878	(1)	—	—	—
ESOP Distribution Notes	286,689	(286,689	)(5)	—	286,689	286,689

	150,344,875	(62,736,202)		87,608,673	286,689	87,895,362

Other Long-Term Liabilities	4,873,156	(2,054,429	)(2)	2,818,727	—	2,818,727

Due to (from) LD Holdings, Inc. (parent)	—	(36,643,287	)(6)	(36,643,287)	36,643,287	—

ESOP Guarantee Purchase Obligation of Parent	16,455,841	(16,455,841	)(5)	—	16,455,841	16,455,841

Preferred Stock, Series A	7,500,000	(7,500,000	)(2)	—	—	—

Redeemable preferred stock of Parent - Class A					68,647,192	68,647,192

Stockholder’s Equity
Common Stock	17,275	(17,274	)(3)	1	—	1
Unearned ESOP Shares	(127,982,300)	127,982,300	(5)	—	(127,982,300)	(127,982,300)
Paid-in Capital	(910,579)	910,579	(4)	—	5,949,291	5,949,291
Retained Earnings	3,485,846	(3,485,846	)(4)	—	—	—

	(125,389,758)	125,389,759		1	(122,033,009)	(122,033,008)

Total Liabilities and Stockholder’s Equity	$117,372,001	$—		$117,372,001	$—	$117,372,001

(1)	Represents the registrant’s Senior Subordinated Debt, including accrued interest and warrants, exchanged for newly issued Class A redeemable preferred stock of LD Holdings, Inc. (“parent”).
(2)	Represents the registrant’s Series A preferred stock, including accrued dividends, exchanged for newly issued Class B convertible preferred stock of parent.
(3)	Represents the registrant’s Class A and Class C common stock exchanged for newly issued Class A and Class C common stock of its parent.
(4)	Represents the registrant’s paid-in capital and retained earnings at date of the restructuring with the parent.
(5)	Represents the registrant’s ESOP obligations assumed by LD Holdings in connection with the restructuring transaction.
(6)	Represents the resulting amount due from parent related to the restructuring transaction.

EXHIBIT II - Continued

LD HOLDINGS, INC.

Condensed Balance Sheet (Unaudited)

As of August 6, 2002 (date of merger)

	Pre merger	Merger Transaction		After
ASSETS
Current Assets	$—	$—		$—

Investment in Lazy Days R.V. Centers, Inc.	—	-		—

Total Assets	$—	$—		$—

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities	$—	$—		$—

Investment in Lazy Days		36,643,287	(5)	36,643,287

ESOP Distribution Notes		286,689	(2)	286,689

Redeemable Preferred Stock, Class A		68,647,192	(1)	68,647,192

ESOP Guarantee Purchase Obligation		16,455,841	(2)	16,455,841

Stockholder’s Equity
Convertible Preferred Stock, Class B		9,554,429	(1)	9,554,429
Common Stock
Class A	—	16,802	(4)	16,802
Class C	—	472	(4)	472
Paid-in Capital	—	(910,579	)(3)	(910,579)
Unearned ESOP Shares		(127,982,300	)(2)	(127,982,300)
Retained Earnings	—	(2,711,833	)(4)	(2,711,833)

	—	(122,033,009)		(122,033,009)

Total Liabilities and Stockholder’s Equity	$—	$—		$—

(1)	Represents the exchange of the registrant’s Senior Subordinated Debt ($68,647,192) and Series A Preferred Stock ($9,554,429) for Class A Redeemable Preferred Stock and Class B Convertible Preferred Stock of LD Holdings, respectively.
(2)	Represents the assumption of the registrant’s ESOP obligations by LD Holdings in connection with the restructuring transaction.
(3)	Represents Lazy Days’ paid-in capital at date of restructuring.
(4)	Represents the total retained earnings at the date of restructuring, less the gain/loss from write off of the warrants and discounts on the sub debt ($3,485,846 - $1,050,801 -$5,146,878).
(5)	Represents the resulting amount due to sub related to the restructuring transaction.

EXHIBIT III

LAZY DAYS’ R.V. CENTER, INC., a wholly owned

subsidiary of LD Holdings, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIENCY)

Years ended December 31, 2004, 2003 and 2002

	Common Stock		Paid-in Capital	Unearned ESOP Shares	Retained Earnings (Deficit)	Total Stockholder’s Equity (Deficiency)
	Shares	Amount
Balances, January 1, 2002	1,727,377	$17,275	$(910,580)	$(127,982,300)	$851,387	$(128,024,218)

Net income through August 6, 2002	—	—	—	—	3,072,324	3,072,324
Accumulated dividends on preferred stock	—	—	—	—	(437,866)	(437,866)

Balances, August 6, 2002, prior to restructuring	1,727,377	17,275	(910,580)	(127,982,300)	3,485,845	(125,389,760)

Corporate restructuring, August 6, 2002 (Note 3)	(1,727,277)	(17,274)	6,859,869	—	(3,485,845)	3,356,750

Balances, August 6, 2002, after restructuring	100	1	5,949,289	(127,982,300)	—	(122,033,010)

Release of ESOP shares	—	—	(7,047,225)	7,762,933	—	715,708
Increase in ESOP guarantee purchase obligation of parent	—	—	—	(3,000,104)	—	(3,000,104)
Tax benefit of ESOP	—	—	2,651,871	—	—	2,651,871
Acquisition of 6,581 shares of treasury stock, (3,362 shares subsequently cancelled)	—	—	(34,999)	—	—	(34,999)
Net income subsequent to August 6, 2002	—	—	—	—	632,788	632,788
Accumulated dividends on preferred stock	—	—	(1,518,936)	—	(1,813,199)	(3,332,135)

Balances, December 31, 2002	100	1	—	(123,219,471)	(1,180,411)	(124,399,881)

Net income	—	—	—	—	25,369,973	25,369,973
Release of ESOP shares	—	—	—	8,240,161	(7,318,644)	921,517
Decrease in ESOP guarantee purchase obligation of parent	—	—	—	849,497	—	849,497
Tax benefit of ESOP	—	—	—	—	2,823,167	2,823,167
Acquisition of 10,197 shares of parent treasury stock	—	—	—	—	(95,689)	(95,689)
Accumulated dividends on preferred stock	—	—	—	—	(9,034,041)	(9,034,041)

Balances, December 31, 2003	100	1	—	(114,129,813)	10,564,355	(103,565,457)

Net income	—	—	—	—	7,828,711	7,828,711
Release of ESOP shares	—	—	—	4,775,000	(4,241,000)	534,000
Tax benefit of ESOP	—	—	—	—	1,696,400	1,696,400
Sale of LD Holdings’ stock (Note 2)	—	—	—	109,354,813	(15,413,686)	93,941,127
Capital contributions of parent	—	—	67,000,000	—	—	67,000,000

Balances, December 31, 2004	100	$1	$67,000,000	$—	$434,780	$67,434,781